

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2013

Via Email
Mark A. Floyd
Chief Executive Officer
Cyan, Inc.
1383 N. McDowell Blvd., Suite 300
Petaluma, CA 94954

     **Re:**    **Cyan, Inc.**
              **Amendment No. 2 to**
              **Confidential Draft Registration Statement on Form S-1**
              **Submitted February 20, 2013**
              **CIK No. 1391636**

Dear Mr. Floyd:

We have reviewed your amended confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 16, 2013.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of the Years Ended December 31, 2011 and 2012, page 53

1.      We note your revised disclosure in response to prior comment 11. However, it appears that your disclosure should be expanded to address in greater detail the underlying internal or external business events and developments that impacted the company's financial results. For example, it appears you should discuss the underlying events that affected the increase in shipments of your Z-series platform that caused an increase of revenue by 137.2% from fiscal year 2011 to fiscal year 2012 and that you should explain

whether this change in revenue is related to a trend or known demands or is a result of isolated events. Furthermore, please tell us what consideration you gave to quantifying the extent of the contribution of each source of a material change you have identified for changes in gross profit pursuant to interpretative guidance in Section III.D of SEC Release No. 33-6835.

Cost of Revenue, Gross Profit and Gross Margin, page 53

2.   We note your response to prior comment 12 that your year over year period increase in gross margin reflects scale efficiencies due to increased unit sales and related reductions in manufacturing costs driven by higher volume production; however, we note your revised disclosure on page 54 indicates that the increase in gross margin was primarily driven by component and materials cost reductions and, to a lesser extent, scale efficiencies as a result of higher volume production. Please reconcile these statements or revise your disclosures.

Critical Accounting Policies and Estimates

Stock-Based Compensation

Common Stock Valuations, page 68

3.   For each disclosure of fair value determined by your board of directors, please disclose the date of the valuation. Also, we note your disclosure on page 72 that for October 2012, the board of directors determined the fair value of your common stock to be $3.61. This does not appear to agree to any of the common stock valuations that you provided in your response to prior comment 19. Please reconcile these amounts or revise your disclosures. Finally, we note in your response to prior comment 19 that the fair value of your common stock as of December 31, 2012 is $8.31; however, you do not disclose the methodologies and assumptions used to determine such amounts. Please revise your disclosures to include this information.

4.   We note your response to prior comment 18. Please clarify why you consider there to be an increased risk associated with achieving your forecast in light of the significant revenue growth achieved during the quarter ended June 30, 2012. In this regard, we note that your revenue increased by 62% during this quarter.

5.   We note your disclosure that for the December 2012 valuation you used a blended revenue multiple of 2.83 for the market approach as compared to a blended revenue multiple of 1.62 for the October 2012 valuation. We further note that you also added several companies with high growth rates to your set of comparable companies based upon new information regarding which companies the market may consider most comparable to you. Please tell us what new information you considered. In this regard, we note that your revenues only grew 3% for the quarter ended December 31, 2012 as compared to the quarter ended September 30, 2012. As part of your response, please

explain why these companies and revenue multiples were not considered in your September 30, 2012 valuation.

Business

Our Strategy, page 81

6. We note that you continue to state on page 81 that you "have introduced the first carrier-grade SDN solution purpose-built for high performance network requirements" and suggest that you have a "technology leadership" position in the market.  Please refer to prior comment 22 and provide support for these assertions.

Customers, page 88

7. We note your response to prior comment 24 that the customers listed on page 89 represent "customers of various size and geographic focus."  Disclose the size of each of the customers you list and summarize or otherwise indicate the geographic focus to provide additional context regarding how these customers are representative of your overall customer base.

Principal Stockholders, page 116

8. We note your response to prior comment 31 that all shares of redeemable convertible preferred stock of the company will be converted into common stock of the company in connection with the completion of this offering.  Given that the table reflects beneficial ownership information as of December 31, 2012, it appears appropriate to disclose by footnote the number of Series A, Series B, Series C, Series D, Series E and Series F redeemable convertible preferred shares currently held by each of the persons listed in the table.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Revenue Recognition, page F-10

9. You state in your disclosures on page F-11 that in most instances, you are not able to establish VSOE of the selling price for all deliverables in an arrangement with multiple elements.  However, your response to prior comment 35 implies that you are able to establish VSOE when you state that for the substantial majority of your arrangements, all deliverables within those arrangements are priced within a narrow range of your standard price list.  Please quantify for us what you mean by "substantial majority."  Also, please clarify whether you believe your standard list price is representative of VSOE or explain further how you determined that the standard price list represents your best estimate of stand-alone selling price for your services and all other deliverables.  In your response,

please tell us how you considered the factors in ASC 605-25-30 and the implementation guidance in ASC 605-25-55-37 through 47 in determining this price.

Exhibits

10. We note your response to prior comment 23 that you received consent from certain third-parties to include references to the information contained in their reports and data in this registration statement. Please advise whether you intend to file those consents as exhibits to this registration statement.

Signatures, page II-4

11. In response to prior comment 42, you indicate the person signing the registration statement in the capacity of principal accounting officer but it is unclear who is signing the registration statement in the capacity of principal financial officer. Please revise. Refer to the instructions to the signatures of Form S-1.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jan Woo, Attorney-Advisor, at (202) 551-3453 with any other questions. If you need further assistance, please contact me at (202) 551-3457.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc:     Via Email
        David J. Segre
        Wilson Sonsini Goodrich & Rosati